EXHIBIT 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Investor Contact	Company Contact:
Alliance Advisors, LLC.	John C. Regan, Chairman & CEO
Mark McPartland / Chris Camarra	Nick Battaglia, CFO
212-398-3487	412-243-3200
ccamarra@allianceadvisors.net
FOR IMMEDIATE RELEASE
FlagshipPDG Announces Third Quarter Results
PITTSBURGH, PA, December 12, 2008 - PDG Environmental, Inc. (dba FlagshipPDG) (OTC BB: PDGE), a leading provider of environmental remediation, disaster response and reconstruction services, today reported financial results for the third fiscal quarter and nine months ended October 31, 2008.
Revenues for the third quarter of fiscal 2009 were $28.1 million, up 5.6% from the $26.6 million reported in the third quarter of fiscal 2008. The increase was primarily due to an increase of $1.7 million in non-asbestos project related revenues as compared to the prior year quarter driven by emergency response revenues generated from the hurricanes in Louisiana and Texas in September. The results for the three months ended October 31, 2008, were impacted by negative contract adjustments of approximately $700,000 on two large asbestos abatement projects recently completed. The company reported a pre-tax profit of $705,000 and net after-tax profit of $342,000, or $0.02 per diluted share in the third quarter of fiscal 2009, compared with a net loss of $(1.0) million, or $(0.05) per diluted share in the third quarter of fiscal 2008. EBITDA (earnings before interest, taxes, depreciation and amortization) was a positive $1.7 million for the current quarter versus a negative EBITDA of $(221,000) for the comparable period in fiscal 2008. Other direct and SG&A costs decreased $740,000 from the third quarter of fiscal 2008 largely due to lower personnel and related costs as well as lower legal costs. In the third quarter of fiscal 2009, FlagshipPDG recorded non-cash accounting costs of $271,000 related to its July 2005 private placement as compared to $229,000 for the comparable period last year.
For the nine moths ended October 31, 2008 revenues were $69.1 million, a decrease of $5.9 million or 7.9% from the $75.0 million reported for the nine months ended October 31, 2007. The company reported a net after-tax loss of $(1.5) million, or $(0.07) per diluted share for the nine months ended October 31, 2008, compared with a net loss of $(181,000), or $(0.01) per diluted share for the nine months ended October 31, 2007. Earnings for the current nine-month period were adversely impacted by lower than anticipated revenues generated in the first quarter of fiscal 2009, the contract adjustments mentioned above, and an increase in bad debt expense of $550,000 largely driven by claim settlements in the second quarter of fiscal 2009. EBITDA was a positive $804,000 for the first nine months of fiscal 2009 versus a positive EBITDA of $2.8 million for the comparable period in fiscal 2008. Other direct and SG&A costs decreased $103,000 from the first nine months of fiscal 2008 due to lower personnel and related costs offset by increases in bad debt expense, marketing and re-branding costs, and non-cash stock option expense. For the nine months ended October 31, 2008, FlagshipPDG recorded non-cash accounting costs of $779,000 related to its July 2005 private placement as compared to $658,000 for the comparable period last year.
“Third quarter results were positively impacted by our response to the hurricanes in Louisiana and Texas but adversely impacted by contract adjustments on two large asbestos contracts recently completed. Excluding the impact of the contract adjustments, we would have achieved a field margin percentage at our expected levels of approximately 27%. With the emergency response work for the hurricanes complete, the reconstruction work has now begun and we anticipate this work continuing into early next year. At October 31, 2008, the backlog has decreased from previous quarter levels but still remains relatively strong at about $41.9 million. We have and will continue to cut our fixed overhead costs where appropriate as we continue to focus on bottom line profitability.” said John C. Regan, chairman and chief executive officer of FlagshipPDG.
Conference Call
FlagshipPDG will host a conference call on December 12, 2008 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results.
Conference Call Details
Date: Friday, December 12, 2008
Time: 11:00 a.m. (EST)
Dial-in Number: 1-800-762-8779
International Dial-in Number: 1-480-629-9041
It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 11:00 a.m. call. A telephonic replay of the conference call may be accessed approximately two hours after the call through December 19, 2008, by dialing 1-800-406-7325 or 1-303-590-3030 for international callers and entering the replay access code 3949986
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release as actual results for the quarter.
About FlagshipPDG
FlagshipPDG, headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, FlagshipPDG has offices nationwide capable of responding to customer requirements coast to coast. For additional information, please visit http://www.FlagshipPDG.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on first parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
- Tables to follow -

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended October 31,
	2008	2007
Contract Revenues	$28,134,000	$26,616,000

Job Costs	21,422,000	21,200,000

Field Margin	6,712,000	5,416,000

Other Direct Costs	2,348,000	2,674,000

Gross Margin	4,364,000	2,742,000

Selling General & Administrative expenses	3,180,000	3,594,000

Income (Loss) From Operations	1,184,000	(852,000)

Other Income (Expense):
Interest Expense	(232,000)	(303,000)
Non-cash interest expense for preferred dividends and accretion of discount	(271,000)	(229,000)
Interest and other income, net	24,000	163,000

	(479,000)	(369,000)

Income (Loss) Before Income Taxes	705,000	(1,221,000)

Income Tax (Benefit) Provision	363,000	(221,000)

Net Income (Loss)	$342,000	$(1,000,000)

Per share of common stock:
Basic	$0.02	$(0.05)

Diluted	$0.02	$(0.05)

Earnings per share calculation:
Average common share equivalents outstanding	20,826,000	20,749,000

Average dilutive common share equivalents outstanding	30,000	—

Average common share and dilutive common equivalents outstanding	20,856,000	20,749,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended October 31,
	2008	2007
Net Income (Loss)	$342,000	$(1,000,000)

Income Tax Provision (Benefit)	363,000	(221,000)

Interest Expense	232,000	303,000

Non-cash interest expense for preferred dividends and accretion of discount	271,000	229,000

Depreciation and Amortization	459,000	468,000

EBITDA	1,667,000	(221,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the None Months Ended October 31,
	2008	2007
Contract Revenues	$69,056,000	$74,954,000

Job Costs	52,135,000	56,249,000

Field Margin	16,921,000	18,705,000

Other Direct Costs	7,270,000	8,229,000

Gross Margin	9,651,000	10,476,000

Selling General & Administrative expenses	10,255,000	9,399,000
Loss on Sale of Fixed Assets	6,000	—

Income (Loss) From Operations	(610,000)	1,077,000

Other Income (Expense):
Interest Expense	(636,000)	(883,000)
Non-cash interest expense for preferred dividends and accretion of discount	(779,000)	(658,000)
Interest and other income, net	61,000	315,000

	(1,354,000)	(1,226,000)

Income (Loss) Before Income Taxes	(1,964,000)	(149,000)

Income Tax (Benefit) Provision	(431,000)	32,000

Net Income (Loss)	$(1,533,000)	$(181,000)

Per share of common stock:
Basic	$(0.07)	$(0.01)

Diluted	$(0.07)	$(0.01)

Earnings per share calculation:
Average common share equivalents outstanding	20,821,000	20,614,000

Average dilutive common share equivalents outstanding	—	—

Average common share and dilutive common equivalents outstanding	20,821,000	20,614,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Nine Months Ended October 31,
	2008	2007
Net Income (Loss)	$(1,533,000)	$(181,000)

Income Tax Provision (Benefit)	(431,000)	32,000

Interest Expense	636,000	883,000

Non-cash interest expense for preferred dividends and accretion of discount	779,000	658,000

Depreciation and Amortization	1,353,000	1,403,000

EBITDA	804,000	2,795,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	October 31,	January 31,
	2008	2008
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$74,000	$90,000
Contracts receivable, net	29,032,000	22,154,000
Costs and estimated earnings in excess of billings on uncompleted contracts	5,120,000	3,325,000
Inventories	635,000	689,000
Deferred income tax asset	1,257,000	1,111,000
Other current assets	390,000	94,000

Total Current Assets	36,508,000	27,463,000

Property, Plant and Equipment	12,464,000	12,201,000
Less: accumulated depreciation	(10,606,000)	(9,859,000)

	1,858,000	2,342,000

Goodwill	2,489,000	2,614,000
Deferred Income Tax Asset	3,049,000	2,804,000
Contracts Receivable, Non Current	677,000	677,000
Costs in excess of billings, Non Current	3,327,000	3,327,000
Intangible and Other Assets	4,548,000	5,018,000

Total Assets	$52,456,000	$44,245,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$12,567,000	$9,729,000
Billings in excess of costs and estimated earnings on uncompleted contracts	3,152,000	1,832,000
Accrued income taxes	6,000	255,000
Current portion of long-term debt	353,000	412,000
Accrued liabilities	4,391,000	4,921,000
Mandatorily Redeemable Cumulative Convertible Series C Preferred Stock	4,225,000	—

Total Current Liabilities	24,694,000	17,149,000

Long-Term Debt	16,010,000	10,679,000

Mandatorily Redeemable Cumulative Convertible Series C Preferred Stock	—	3,446,000

Total Liabilities	40,704,000	31,274,000

Stockholders’ Equity
Common stock	418,000	418,000
Common stock warrants	1,628,000	1,628,000
Additional paid-in capital	20,042,000	19,728,000
Retained Earnings (deficit)	(10,298,000)	(8,765,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	11,752,000	12,971,000

Total Liabilities and Stockholders’ Equity	$52,456,000	$44,245,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended October 31,
	2008	2007
Cash Flows From Operating Activities:

Net Income (loss)	$(1,533,000)	$(181,000)
Adjustments to Reconcile Net Income (Loss) to Cash:
Depreciation and amortization	1,353,000	1,403,000
Deferred income tax benefit	(391,000)	(177,000)
Interest expense for Series C preferred stock accretion of discount	779,000	657,000
Loss on sale of fixed assets	6,000	—
Stock based compensation	312,000	224,000
Provision for receivable allowance	1,307,000	11,000

	1,833,000	1,937,000

Changes in Assets and Liabilities Other than Cash:
Contracts receivable	(8,185,000)	(4,004,000)
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	(1,795,000)	(1,146,000)
Inventories	54,000	(107,000)
Prepaid/accrued income taxes	(249,000)	373,000
Other current assets	1,017,000	1,113,000
Accounts payable	2,838,000	2,676,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,320,000	(1,586,000)
Accrued liabilities	(528,000)	1,612,000

Total Changes in Assets and Liabilities Other than Cash	(5,528,000)	(1,069,000)

Net Cash Provided by (Used in) Operating Activities	(3,695,000)	868,000

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(275,000)	(528,000)
Proceeds from sale of fixed assets	4,000	—
Payment of accrued earnout liability	(100,000)	—
Change in other assets	(107,000)	(66,000)

Net Cash Used in Investing Activities	(478,000)	(594,000)

Cash Flows From Financing Activities:
Proceeds from debt	5,549,000	730,000
Proceeds from exercise of stock options and warrants	2,000	145,000
Payment of premium financing liability	(1,090,000)	(882,000)
Principal payments on debt	(304,000)	(282,000)

Net Cash Provided by (Used in) Financing Activities	4,157,000	(289,000)

Change in cash and cash equivalents	(16,000)	(15,000)
Cash and cash equivalents, beginning of period	90,000	158,000

Cash and Cash Equivalents, end of period	$74,000	$143,000

Supplementary disclosure of non-cash Investing and Financing Activity:
Change in goodwill and accrued liabilities for earnout liability	(126,000)	(32,000)
Financing of annual insurance premium	$1,313,000	$983,000
Non-Cash purchase of fixed assets financed through capital lease	$27,000	$197,000